EXHIBIT 23.2




            Consent of Independent Registered Public Accounting Firm




The Board of Directors
Central Jersey Bancorp

We consent to the incorporation by reference in registration statement no. 333-144096 on Form S-8 of Central Jersey Bancorp of our report dated June 26, 2007, relating to the statement of net assets available for plan benefits of Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") (formerly known as The Monmouth Community Bank, N.A. Employees' Savings & Profit Sharing Plan) as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust.


/s/ KPMG LLP

KPMG LLP
Short Hills, New Jersey
June 26, 2008